
07003279

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC Mail Processing Received
MAR 2007
WASH

SEC FILE NUMBER
8-49763

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 AND ENDING 12/31/2006
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: North Hampton Partners, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

892 Worcester Street
(No. and Street)

Wellesley MA 02482
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mitchell R. Matthews (207) 676-4452
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roger L. Hamel Leone McDonnell & Roberts P.A.
(Name – *if individual, state last, first, middle name*)

Five Nelson Street Dover NH 03820
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/19/07

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jeffrey A Cutler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North Hampton Partners LP, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


JOHANNA K. DENNETT
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
July 26, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTH HAMPTON PARTNERS, L.P.

FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

TABLE OF CONTENTS

To the Partners
North Hampton Partners, L.P.
North Hampton, New Hampshire

Leone,
McDonnell
& Roberts
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS
WOLFEBORO • NORTH CONWAY
DOVER • PEMBROKE
EXETER

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of North Hampton Partners, L.P., as of December 31, 2006 and 2005, and the related statements of income, changes in partners' capital, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Hampton Partners, L.P. at December 31, 2006 and 2005, and the results of its operations, and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits of the financial statements were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the audit procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Leone, McDonnell & Roberts,
Professional Association

February 3, 2007
Dover, New Hampshire

NORTH HAMPTON PARTNERS, L.P.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2006 AND 2005

ASSETS

	2006	2005
ASSETS		
Cash	$ 17,187	$ 17,759
Accounts receivable	60,000	-
Deposit with clearing organization	-	6,266,084
Marketable securities	7,490,195	-
Furniture, equipment and leasehold improvements, net	7,814	4,133
Exchange memberships	17,656	17,656
Prepaid expenses	-	821
Security deposits	-	2,567
Total	$ 7,592,852	$ 6,309,020

LIABILITIES AND PARTNERS' CAPITAL

	2006	2005
LIABILITIES		
Securities owned and sold, but not yet purchased	$ 595,665	$ -
Due to clearing organization	109,310	-
Distribution payable to the limited partners	705,042	284,474
Accrued liabilities	-	7,738
Due to North Hampton Partners Corporation	642,761	520,893
Total liabilities	2,052,778	813,105
PARTNERS' CAPITAL	5,540,074	5,495,915
Total	$ 7,592,852	$ 6,309,020

See Notes to Financial Statements

NORTH HAMPTON PARTNERS, L.P.

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUES		
Net investment gains	$ 1,979,618	$ 2,298,797
Other income	60,000	-
Interest and related income	388,178	253,539
Total	2,427,796	2,552,336
OPERATING EXPENSES		
Employee compensation and benefits	1,361,603	1,625,806
Communications	138,070	254,563
Rent expense	32,516	145,065
Other operating expenses	26,987	60,991
Management fees	55,329	54,930
Professional fees	40,784	53,719
Investment interest	55,000	13,491
Depreciation	4,081	6,719
Utilities	-	398
Insurance	1,190	(626)
Total	1,715,560	2,215,056
INCOME FROM OPERATIONS	712,236	337,280
OTHER EXPENSE		
Loss on disposal of assets	-	(49,903)
NET INCOME	$ 712,236	$ 287,377

See Notes to Financial Statements

NORTH HAMPTON PARTNERS, L.P.

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
PARTNERS' CAPITAL BEGINNING OF YEAR	$ 5,495,915	$ 5,379,249
Additional contributions from existing partners	36,965	113,763
Net income	712,236	287,377
Distribution payable to the limited partners	(705,042)	(284,474)
PARTNERS' CAPITAL END OF YEAR	$ 5,540,074	$ 5,495,915

See Notes to Financial Statements

NORTH HAMPTON PARTNERS, L.P.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 712,236	$ 287,377
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
Depreciation	4,081	6,719
Loss on disposal of assets	-	49,903
Changes in operating assets and liabilities:		
Deposit with clearing organization	6,375,394	3,118,154
Accounts receivable	(60,000)	-
Marketable securities	(7,490,195)	
Due from North Hampton Partners Corporation	-	165,116
Prepaid expenses	821	1,362
Security deposits	2,567	5,200
Securities owned and sold, but not yet purchased	595,665	(3,606,120)
Accrued liabilities	(7,738)	1,231
Due to North Hampton Partners Corporation	121,868	520,893
NET CASH PROVIDED BY OPERATING ACTIVITIES	254,699	549,835
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash purchases of property and equipment	(7,762)	-
NET CASH USED IN INVESTING ACTIVITIES	(7,762)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Partners' capital contributions	36,965	113,763
Distribution of prior year net income	(284,474)	(666,046)
NET CASH USED IN FINANCING ACTIVITIES	(247,509)	(552,283)
NET DECREASE IN CASH	(572)	(2,448)
CASH, BEGINNING OF YEAR	17,759	20,207
CASH, END OF YEAR	$ 17,187	$ 17,759

See Notes to Financial Statements

NORTH HAMPTON PARTNERS, L.P.

STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 55,000	$ 13,491
SUPPLEMENTAL DISCLOSURES OF NONCASH FINANCING ACTIVITIES		
Required distribution to the limited partners not paid as of year end	$ 705,042	$ 284,474

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

North Hampton Partners, L.P. (the Partnership) was organized as a Delaware Limited Partnership on May 20, 1996 and shall continue until December 31, 2045, unless earlier dissolved or terminated. The Partnership was established to acquire, trade, lend and dispose of securities on its own account. The Partnership was granted a license as a broker/dealer by the NASD in 1997.

The Partnership's general partner, North Hampton Partners Corporation (the Corporation), directs the activities of the Partnership under the provisions of a management agreement between the entities. Except as provided under the Delaware Revised Uniform Limited Partnership Act, or by applicable law, no limited partner in its capacity as a limited partner, shall be liable for the debts, liabilities, contracts or any other obligation of the Partnership, except to the extent of their capital contribution, and no limited partner shall be required to loan funds to the Partnership. Additionally, capital contributions may be required only with the consensus of all partners.

Cash and Cash Equivalents

The Partnership considers cash in bank and all other highly liquid investments with an original maturity of less than three months to be cash and cash equivalents for purposes of the statement of cash flows. As of December 31, 2006 and 2005 the Partnership had no cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Partnership are recorded on a trade date basis.

Marketable Trading Securities at Market Value
The Partnership trades only in securities whose market values are readily determinable. The difference between the cost and market value of securities held at December 31, 2006 is included in income. There were no open positions at December 31, 2005.

Commissions
Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are stated at cost. The Partnership's policy is to capitalize acquisitions and improvements while expenditures for maintenance and repairs, which do not extend the useful lives of the assets, are charged to operations as incurred. The provision for depreciation is computed utilizing accelerated methods over the estimated useful lives of the related assets, ranging from 5 to 7 years, for financial statement purposes.

Depreciation expense for 2006 and 2005 was $4,081 and $6,719, respectively.

Furniture, equipment and leasehold improvements consist of the following:

	2006	2005
Equipment	$ 40,515	$ 33,536
Furniture and fixtures	34,570	34,570
Leasehold improvements	783	-
	75,868	68,106
Less accumulated depreciation	(68,054)	(63,973)
	$ 7,814	$ 4,133

Income Taxes
The financial statements do not include a provision for income taxes because the Partnership does not incur federal or state income taxes. Instead, its earnings and losses are included in the partners' personal income tax returns and are taxed based on their personal tax rates.

Securities Owned and Sold, But Not Yet Purchased
Marketable securities owned and sold, but not yet purchased consist of trading securities valued at market. All marketable securities are invested in corporate stocks that are readily marketable.

NOTE 2. COMMITMENTS

The Partnership rents two office spaces in Wellesley, Massachusetts under the terms of two agreements, both expired August 2005, at which time the leases were renewed for an additional three year term, through August 31, 2008. The leases required combined monthly payments of $3,177 through August 2005, decreasing to $2,880 per month through August 31, 2008.

The Partnership had a non-cancelable three-year lease agreement for its principal operating facilities in North Hampton, New Hampshire, expiring June 2006. The lease required monthly base payments that increased annually, every June 1, plus additional payments for the allocation of building and common area charges. The monthly base payments were $2,643 in year one, $2,722 in year two and $2,804 in year three. In December 2005, the Partnership elected to close the North Hampton office. However, the Partnership remained liable for the remaining monthly base payments plus the additional payments for the allocation of building and common area charges, through June 2006. Accordingly, the remainder due on the lease of approximately $19,000 was treated as a current period expense and was included in the accompanying statement of income at December 31, 2005.

The Partnership also rented office space in Beverly, Massachusetts under the terms of a three year non-cancelable agreement through December 2004, at which time the lease was renewed for an additional year, through December 2005. The lease required payments of $2,613 per month through December 2004, increasing to $2,927 per month through December 2005. The Beverly office was closed December 2005.

Approximate future minimum payments due under the terms of the two Wellesley leases are as follows:

2007	35,000
2008	23,000
	$ 58,000

Total rent expense under these leases for 2006 and 2005 was $32,516 and $145,065, respectively.

NOTE 3. RELATED PARTY TRANSACTIONS

Management Fees

The Partnership's general partner, North Hampton Partners Corporation (the Corporation), manages the Partnership's affairs and trading activities, under the terms of a management agreement. Under the original agreement, the Corporation was paid a general management fee of 1% of the Partnership's net trading activities, including net investment interest income and expense. The partnership agreement was amended January 2005. Under the amended agreement, the Corporation is paid a general management fee of 1% of the of the Partnership's beginning capital. The management fee amounted to $55,329 and $54,930 for 2006 and 2005, respectively. The Partnership is also responsible for all costs directly associated with its trading activities, including general and administrative expenses. Such costs are deducted from the net investment gains and related investment income and expense in arriving at the return on investment.

Due to/from North Hampton Partners Corporation

The Corporation is reimbursed for all transferable expenses it pays on the Partnership's behalf per the management agreement. Any amount in the due to/from the Corporation account at year end is directly related to these expenses. The amount due to the Corporation at December 31, 2006 and December 31, 2005 amounted to $642,761 and 520,893, respectively.

NOTE 4. NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the Partnership maintain a minimum net capital equal to the greater of $100,000 or six and two thirds percent of aggregate indebtedness. It also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one and provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed ten to one. At December 31, 2006 and 2005, the Partnership had net capital, as defined, of $4,960,910 and $5,417,875, respectively, that exceeded its required net capital of $100,000. The Partnership's ratio of aggregate indebtedness to net capital was 0.15 to 1 and 0.09 to 1 at December 31, 2006 and 2005, respectively.

NOTE 5. CAPITAL INVESTMENTS AND WITHDRAWALS

The Partnership agreement provides that partners may withdraw from the Partnership upon timely written notification and that new partners may be admitted upon the agreement of the existing partners. On January 1, 2006, the partners accepted approximately $37,000 in additional contributions from existing partners. The partners accepted approximately $100,000 in additional contributions from existing partners during 2005. Additionally, there were no withdrawals during 2006 and 2005.

NOTE 6. REQUIRED DISTRIBUTIONS

The Partnership agreement provides for annual distributions of all "distributable cash", as defined. As of December 31, 2006 and 2005, the amount that was available for distribution amounted to $712,236 and $287,377, respectively. The Partnership generally disburses the distributions in the first quarter of the subsequent year.

NOTE 7. RETIREMENT PLAN

The Partnership and its General Partner adopted a 401(k) Retirement Savings Plan (the "Plan") effective January 1, 1998, covering all employees who meet defined eligibility requirements. Employee contributions to the Plan are made at predetermined rates elected by the employees. Additionally, the employer matches a portion of the employee contributions and may also make a discretionary contribution to the Plan. The Partnership's matching contribution amounted to $8,601 in 2006 and $21,601 in 2005. The Partnership elected not to make discretionary contributions in 2006 and 2005.

NOTE 8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Partnership sells securities that it does not currently own and is therefore obligated to purchase such securities at a future date. These obligations are recorded at the market values of the related securities. The Partnership will incur a loss if the market value of these securities increases subsequent to year end. As of December 31, 2006, such sold securities amounted to $595,665. These obligations were settled in January 2007 at a net gain. There were no open obligations at December 31, 2005.

NORTH HAMPTON PARTNERS, L.P.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

NET CAPITAL		
Total partners' equity		$ 5,540,074
Deduct partner's equity not allowable for net capital		-
Total partners' equity qualified for net capital		5,540,074
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		705,042
B. Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		6,245,116
Deductions and/or charges		
A. Non-allowable assets:		
Securities not readily marketable	-	
Exchange memberships	17,656	
Furniture, equipment, and leasehold improvements, net	7,814	
Receivable from affiliate	-	
Other assets	60,000	
	85,470	
1. Additional charges for customer's and non-customer's security deposits	-	
2. Additional charges for customer's and non-customer's commodity accounts	-	
B. Aged fails-to-deliver		
1. Number of items -- 0	-	
C. Aged short security differences		
1. Number of items -- 0	-	
D. Secured demand note deficiency	-	
E. Commodity futures contracts and spot commodities - proprietary capital charges	-	
F. Other deductions and/or charges	-	85,470
Net capital before haircuts		6,159,646
Haircuts on securities (pursuant to rule 15c3-1(f))		
A. Contractual securities commitments	-	
B. Deficit in securities collateralizing secured demand notes	-	
C. Trading and investment securities		
1. Bankers' acceptances, certificates of deposit, and commercial paper	-	
2. U.S. and Canadian governmental obligations	-	
3. State and municipal governmental obligations	-	
4. Corporate obligations	-	
5. Stocks and warrants	-	
6. Options	1,123,529	
7. Other securities	-	
D. Undue concentrations	-	
E. Other	-	1,123,529
Net capital		$ 5,036,117

See Independent Auditors' Report

NORTH HAMPTON PARTNERS, L.P.

SCHEDULE I (CONTINUED)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Short-term bank loans (secured by customers' securities)	$ -
Drafts payable	-
Payable to brokers and dealers	-
Payable to clearing broker	-
Other accounts payable and accrued expenses	752,071
Items not included in statement of financial condition	
Market value of securities borrowed for which no equivalent is paid or credited	-
Other unrecorded amounts	-
	752,071
Less adjustment based on special reverse bank accounts	-
Total aggregate indebtedness	$ 752,071
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 100,000
Excess net capital	$ 4,936,117
Excess net capital at 1000%	$ 4,960,910
Percentage of aggregate indebtedness to net capital	15.16%

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of form X-17A-5 as of December 31, 2006)

There are no differences between the Company's computation and the net capital above.

See Independent Auditors' Report

NORTH HAMPTON PARTNERS, L.P.

SCHEDULE II
STATEMENT OF EXEMPTION FROM RULE 15c3-3
DECEMBER 31, 2006

The Partnership is exempt from Rule 15c3-3 under sections (k)(2)(i) and (k)(2)(ii).

See Independent Auditors' Report

To the Partners
North Hampton Partners, L.P.
North Hampton, New Hampshire

Leone, McDonnell & Roberts
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS
WOLFEBORO • NORTH CONWAY
DOVER • PEMBROKE
EXETER

In planning and performing our audits of the financial statements and supplemental schedules of North Hampton Partners, L.P. (the Partnership) for the years ended December 31, 2006 and 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including such tests and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital computations under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve Board

The management of the Partnership is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2006 and 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Partners, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Leone, McDonnell & Roberts,
Professional Association

February 3, 2007
Dover, New Hampshire

END